09055726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 N. Meridian St., Ste 300
(No. and Street)

INDpls., IN 46208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Highsmith, Jr. 317-917-7031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J D Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E 4th St, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Stephen D. Highsmith, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, INC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA LEE CHRISTIE
NOTARY PUBLIC STATE OF INDIANA
MARION COUNTY
MY COMMISSION EXP. JUNE 11,2009

Signature

SR. VICE PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION AND
REPORT ON INTERNAL CONTROL

For the year ended December 31, 2008

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, Inc. (a wholly-owned subsidiary of Huntington Bancshares, Inc.) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 19, 2009

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2008

- ASSETS -	
CURRENT ASSETS:	
Cash and cash equivalents	$ 398,641
Accounts receivable - trade	77,134
Receivable from affliated company	2,195
Prepaid and other assets	24,553
TOTAL CURRENT ASSETS	502,523
FIXED ASSETS, net	1,881
INTANGIBLE ASSETS:	
Goodwill	358,174
Other intangible assets, net	117,869
TOTAL INTANGIBLE ASSETS	476,043
TOTAL ASSETS	$ 980,447
- LIABILITIES AND STOCKHOLDER'S EQUITY -	
CURRENT LIABILITIES:	
Payable to broker - dealers	$ 646
Accounts payable and accrued expenses	38,308
Income tax payable	13,722
TOTAL CURRENT LIABILITIES	52,676
DEFFERED TAX PAYABLE	10,573
TOTAL LIABILITIES	63,249
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding	1,800
Additional paid-in capital	750,432
Retained earnings	164,966
TOTAL STOCKHOLDER'S EQUITY	917,198
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 980,447

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF OPERATIONS

For the year ended December 31, 2008

REVENUE:	
Brokerage and brokerage services	$ 223,904
Administrative and support services	282,706
Other	10,383
TOTAL REVENUE	516,993
EXPENSES:	
Employee compensation and benefits	96,705
Occupancy	11,898
Amortization of intangibles	28,223
Professional fees	22,960
Intercompany management fee	218,126
Dues and memberships	17,465
Telephone	5,686
Other	5,097
TOTAL EXPENSES	406,160
Income before income taxes	110,833
Income tax expense	38,967
NET INCOME	$ 71,866

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2008	$ 1,800	750,432	93,100	845,332
Net income	-	-	71,866	71,866
Balance - December 31, 2008	$ 1,800	750,432	164,966	917,198

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 71,866
Adjustments to reconcile net income to net cash flows from operating activities:	
Amortization of intangibles	28,223
Depreciation	54
Provision for bad debt	400
Provision for deferred taxes	8,476
(Increase) decrease in operating assets:	
Accounts receivable	24,803
Receivable from affiliated company	(2,195)
Prepaid and other assets	(8,524)
Increase (decrease) in operating liabilities:	
Payable to broker dealers	(617)
Payable to affiliated companies	(33,239)
Income taxes payable	7,230
Accounts payable and accrued expenses	(177,534)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(81,057)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(1,935)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(82,992)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	481,633
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 398,641
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 39,526

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. (the "Company"), an Indiana corporation, is a wholly-owned subsidiary of Huntington Bancshares, Inc. ("Huntington"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed. The Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

FIXED ASSETS –
Fixed assets are stated at cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets of three years.

INTANGIBLE ASSETS –
In accordance with SFAS No. 142, goodwill is not amortized, but is analyzed for impairment annually. In connection with this analysis, should the carrying amount of goodwill exceed its fair value, an impairment loss is recognized.

The other intangible assets represent the fair value assigned to customer relationships. This asset is being amortized over its estimated useful life of ten years using an accelerated method beginning January 1, 2007.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES-

Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The Company is included in the consolidated federal income tax return of Huntington Bancshares, Inc. Huntington's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax sharing agreement with Huntington, Unified provides and remits income taxes to or receives an income tax benefit from Huntington.

Huntington and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2005. Various state and other jurisdictions remain open to examination for tax years 2000 and forward. The results of these audits will not impact the financial statements of the Company.

The Company follows the provisions of FASB interpretation No. ("FIN") 48, *"Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement 109."* It provides guidance on the recognition and measurement of uncertain tax positions. As of December 31, 2008, there were no unrecognized tax benefits. The Company does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the years ended December 31, 2008 and no amounts accrued at December 31, 2008.

FAIR VALUE MEASUREMENTS-

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurements*. This Statement establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted Statement No. 157 effective January 1, 2008. The financial impact of this pronouncement was not material to the Company's financial statements.

In February 2007, the FASB issued SFAS Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure certain financial assets and financial liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. The Company adopted Statement No. 159, effective January 1, 2008. The impact of this new pronouncement was not material to the Company's financial statements.

NOTE 2 - FIXED ASSETS

Fixed assets at December 31, 2008 consisted of:

Equipment	$ 1,935
Accumulated depreciation	(54)
Fixed assets, net	$ 1,881

NOTE 3 - INTANGIBLE ASSETS

Other intangible assets at December 31, 2008 consisted of:

Customer relationships	$ 177,450
Accumulated amortization	(59,581)
Intangible asset, net	$ 117,869

The estimated amortization for the years 2009 through 2013 are approximately $26,000, $23,000, $19,000, $16,000, and $13,000, respectively.

NOTE 4 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2008 consists of the following components:

Current expense	$ 30,491
Deferred expense	8,476
Income tax expense	$ 38,967

At December 31, 2008, the deferred tax liability consisted of the tax effect of the difference in the tax basis and carrying value of intangible assets. The difference between the statutory federal income tax rate of 34% and the actual rate is due to the non-deductibility of certain expenses for income tax purposes.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

Huntington allocates corporate overhead costs to the Company. These expenses are allocated based upon the number of employees. Huntington also pays the payroll and operating expenses and charges the Company. Unpaid reimbursement expenses and advances result in amounts payable to Huntington. The allocation of such overhead costs by Huntington was $14,254 for 2008. At December 31, 2008, the Company had payables to Huntington, included in accounts payable and accrued expenses, of $22,060.

The Company and Funds share leased office facilities, equipment, and administrative services. These expenses are allocated based upon estimated usage. Any unpaid reimbursement expenses and advances result in amounts payable to or receivable from Funds. The allocation of such overhead costs by Funds was $203,872 for 2008. At December 31, 2008, the Company had receivables from Funds of $2,195.

Additionally, Funds has an operating lease expiring December 31, 2017 for office facilities. Such obligation is allocated between the Company and Funds on a month-to-month basis. The Company's allocation of rent expense was $11,898 for the year ended December 31, 2008.

At December 31, 2008, the Company has a trade receivable outstanding for $2,374 from certain Huntington sponsored mutual funds serviced by the Company. Additionally, the cash and cash equivalents is an investment money market fund managed by Huntington.

NOTE 6 - EMPLOYEE BENEFIT PLANS

Huntington maintains a 401(k) Plan and matches the employee's contribution of one hundred percent on the first three percent and fifty percent of the next two percent of the employee's before-tax contribution. For the year ended December 31, 2008, the Company's contribution was $726.

NOTE 7 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, consisting of investments in money funds, are maintained with Huntington. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from one mutual fund family totaling $35,621 at December 31, 2008. Revenues from this mutual fund family for 2008 were $198,400, or 38% of total revenue. Fees from this customer are primarily based on average assets under management and, therefore, maybe subject to general market fluctuations.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2008, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2008, Securities had net capital of $328,065, which was $323,065 in excess of its required net capital of $5,000, and a net capital ratio of .19 to 1.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Huntington Bancshares, Inc.)

COMPUTATION OF NET CAPITAL

As of December 31, 2008

NET CAPITAL:	
Total stockholder's equity	$ 917,198
Deductions and/or charges:	
Accounts receivable	(76,488)
Intangible assets	(476,043)
Prepaid and other assets	(28,629)
	(581,160)
Net capital before haircuts on securities positions	336,038
HAIRCUTS ON SECURITIES:	
Common stock	-
Money market investments	7,973
Other	-
	7,973
NET CAPITAL	$ 328,065
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 63,249
TOTAL AGGREGATE INDEBTEDNESS	$ 63,249
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$323,065
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$321,740
Ratio: Aggregate indebtedness to net capital	.19 to 1

No material differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Huntington Bancshares, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As of December 31, 2008

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly Owned Subsidiary of Huntington Bancshares, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

As of December 31, 2008

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc., (a wholly-owned subsidiary of Huntington Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 19, 2009

END